Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758
December 6, 2019
VIA EDGAR TRANSMISSION
Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 10 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-227298, 811-23377
Dear Ms. White:
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on November 18, 2019 with respect to the Amendment and the Trust’s series, the SP Funds Dow Jones Global Sukuk ETF and SP Funds S&P 500 Sharia Industry Exclusions ETF. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the registration statement.
General

Comment 1.	Pursuant to Release No. 33-8590 Rulemaking for EDGAR System, please update the Series and Classes (Contracts) Information Page on the EDGAR Filing Web site with each Fund’s exchange ticker symbols.

Response:	The Trust confirms that the exchange ticker symbols will be added to the Series and Classes (Contracts) Information Page on the EDGAR Filing Web site.
Prospectus - General (Applicable to Both Funds)

Comment 2.	Provide the Staff with each Fund’s annual fund operating expenses table and expense example prior to the effective date.

Response:	Each Fund’s completed fee table and expense example are as shown in the attached Appendix A.

Comment 3.	As both Funds reference index concentration in Principal Investment Strategies, please add Concentration Risk to Principal Investment Risks.

Response:	The Trust has added Concentration Risk disclosure to each Fund’s Principal Investment Risks.

Comment 4.	List Principal Investment Risks in order of importance versus alphabetical. Reference ADI 2019-08 Improving Principal Risks Disclosure.

Response:
The Trust has reviewed its Principal Investment Risk disclosures and confirms that it has tailored the risks appropriately to each Fund and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading.

Comment 5.	Supplementally provide the index methodology for each Fund.

Response:	The index methodology for each Fund was sent to the Staff under separate cover on December 6, 2019.
SP Funds Dow Jones Global Sukuk ETF - Fund Summary

Comment 6.	The Sukuk ETF’s Principal Investment Strategies third paragraph uses the term “special purpose vehicles.” Define this term.

Response:
The disclosure has been revised as follows: Issuers of sukuk may include international financial institutions, foreign governments (including in emerging markets), and foreign government agencies or instrumentalities that issue sukuk through a secondary issuing vehicle such as a trust.

Comment 7.	The Sukuk ETF’s Principal Investment Strategies third paragraph references “issuers of sukuk.” Please disclose if issuers of sukuk securities are companies or governments or both.

Response:
As currently disclosed in this section, issuers of sukuk can be companies (e.g., international financial institutions) or governments (e.g., foreign governments or foreign government agencies or instrumentalities).

Comment 8.	Please disclose how the Sukuk ETF defines emerging markets.

Response:
The following disclosure has been added to the Sukuk ETF’s Principal Investment Strategies: “The Fund considers emerging market countries to be those countries included in the MSCI Emerging Markets Index.” The Trust supplementally provides that as of November 29, 2019, the countries in the MSCI Emerging Markets Index included: Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Qatar, Russia, Saudi Arabia, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates.

Comment 9.
The Staff notes that the Sukuk ETF has an investment strategy to track an index with exposure to non-U.S. companies in emerging markets. Please provide disclosure with respect to the following risks (and any related risks) associated with this investment strategy, or explain to the Staff why such disclosure would not be appropriate:

1)
the potential for errors in index data, index computation and/or index construction if information on non-U.S. companies is unreliable or outdated, or if less information about the non-U.S. companies is publicly available due to differences in regulatory, accounting, auditing and financial recordkeeping standards;

2)	the potential significance of such errors on the Fund’s performance;

3)	limitations on the Fund adviser’s ability to oversee the index provider’s due diligence process over index data prior to its use in index computation, construction, and/or rebalancing; and

4)	the rights and remedies associated with investments in a fund that tracks an index comprised of foreign securities may be different than a fund that tracks an index of domestic securities.

Response:	The Trust has incorporated the following additional language to the Emerging Markets Risk disclosure in the Sukuk ETF’s Principal Investment Risks to address Comment 9, Subsections 1 and 2:
In addition, less information may be available about companies in emerging markets than in developed markets because such emerging markets companies may not be subject to accounting, auditing and financial reporting standards or to other regulatory practices required by U.S. companies which may lead to potential errors in index data, index computation and/or index construction. Such conditions may impact the ability of the Fund to buy, sell or otherwise transfer securities; adversely affect the trading market and price for such securities; and/or cause the Fund to decline in value.
The Trust has added Models and Data Risk disclosure to the Sukuk ETFs Principal Investment Risks to address Comment 9, Subsection 3:
Models and Data Risk. The composition of the Index is heavily dependent on proprietary quantitative models as well as information and data supplied by third parties (“Models and Data”). When Models and Data prove to be incorrect or incomplete, any decisions made in reliance thereon may lead to the inclusion or exclusion of securities from the Index universe that would have been excluded or included had the Models and Data been correct and complete. If the composition of the Index reflects such errors, the Fund’s portfolio can be expected to also reflect the errors.
The Trust has incorporated the following additional language to the Foreign Government Risk disclosure in the Sukuk ETF’s Principal Investment Risks to address Comment 9, Subsection 4:
These and other factors can make investments in the Fund more volatile and potentially less liquid than other types of investments that track an index of domestic securities.
SP Funds S&P 500 Sharia Industry Exclusions ETF - Fund Summary

Comment 10.	Please specify who does the screening of the constituents of the S&P 500 Shariah Index to determine if components are Sharia compliant.

Response:
The disclosure in the “Additional Information About the Funds” section will be revised to explicitly state that Ratings Intelligence Partners, an independent London/Kuwait-based consulting company, provides the Sharia screens and filters the Sharia Index components based on these screens.

Comment 11.	What role did ShariaPortfolio, Inc. have in the development of the Sharia Index and what role will it have in any on-going maintenance of the Sharia Index?

Response:
The Trust supplementally provides that ShariaPortfolio, Inc. provided support in developing the methodology used by the Sharia ETF’s underlying index to determine the securities included in the Index. However, ShariaPortfolio, Inc. is not involved in the maintenance of the Index and does not act in the capacity of an index provider.

Prospectus - Additional Information About the Funds - Manager of Managers Structure

Comment 12.	Clarify if the Manager of Managers exemptive relief applies to affiliated and unaffiliated sub-advisers.

Response:	The Trust will revise the disclosure to clarify the exemptive relief language applies to unaffiliated sub‑advisers as follows:
The Fund and the Adviser have received exemptive relief from the SEC permitting the Adviser (subject to certain conditions and the approval of the Funds’ Board of Trustees (the “Board”)) to change or select new unaffiliated sub-advisers without obtaining shareholder approval. The relief permits the Adviser to materially amend the terms of agreements with an unaffiliated sub-adviser (including an increase in the fee paid by the Adviser to the unaffiliated sub-adviser (and not paid by a Fund)) or to continue the employment of an unaffiliated sub-adviser after an event that would otherwise cause the automatic termination of services with Board approval, but without shareholder approval. Shareholders will be notified of any unaffiliated sub-adviser changes.
SAI - Investment Restrictions

Comment 13.
Regarding each Fund’s concentration policy, please note that a fund and its adviser may not ignore the investments of underlying investment companies when determining if the fund is in compliance with its concentration policies. Please add disclosure to clarify that each Fund will consider the investments of its underlying investment companies when determining a Fund’s compliance with its concentration policies.

Response:	The following disclosure has been added under “Investment Restrictions”:
In determining its compliance with the fundamental investment restriction on concentration, each Fund will look through to the underlying holdings of any affiliated investment company and will consider its entire investment in any investment company with a policy to concentrate, or having otherwise disclosed that it is concentrated, in a particular industry or group of related industries as being invested in such industry or group of related industries. Additionally, in determining its compliance with the fundamental investment restriction on concentration, each Fund will look through to the user or use of private activity municipal bonds to determine their industry.

Comment 14.
Please note that the Funds should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining a Fund’s compliance with its concentration policies.

Response:	The following disclosure has been added under “Investment Restrictions”:
Additionally, in determining its compliance with the fundamental investment restriction on concentration, each Fund will look through to the user or use of private activity municipal bonds to determine their industry.
*    *    *
If you have any questions regarding the above responses, please contact Kent Barnes at U.S. Bank Global Fund Services, the Trust’s sub-administrator, at 414-765-6511 or kent.barnes@usbank.com.
Sincerely,
/s/ Eric W. Falkeis
Eric W. Falkeis
Trustee, Chairman, President and Secretary
Tidal ETF Trust

Appendix A
Fee Table and Expense Example
SP Funds Dow Jones Global Sukuk ETF
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.65%
1 Estimated for the current fiscal year
Expense Examples
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$66	$208
SP Funds S&P 500 Sharia Industry Exclusions ETF
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.49%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.49%
1 Estimated for the current fiscal year
Expense Examples
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$50	$157

A-1